ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

July 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Ryan Sutcliffe

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File Nos. 333-236968 and 811-22534) (the “Fund”)

Ladies and Gentlemen:

On July 22, 2020, Mr. Ryan Sutcliffe (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and Sarah Clinton of Ropes & Gray LLP, counsel to the Fund, discussed the risk disclosures titled “We May Be Subject to Claims for Rescission or Damages in Connection with Certain Sales of Shares” and “Claims for Rescission or Damages May Be Brought in Connection with Certain Sales of the Shares” (the “Risk Factors”) included in Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 21 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s Registration Statement on Form N-2, filed pursuant to Rule 486(a) under the 1933 Act on May 29, 2020 (the “Rule 486(a) Amendment”), and the potential removal of those Risk Factors in an amendment to the Fund’s Registration Statement on Form N-2 to be filed pursuant to Rule 486(b) under the 1933 Act (the “Rule 486(b) Amendment”). The Staff Reviewer provided comments with respect to the removal of the Risk Factors in the Rule 486(b) Amendment and requested that the Fund’s responses be provided in writing via EDGAR correspondence.

On July 24, 2020, the Staff Reviewer provided an additional comment to Ms. Clinton regarding the Fund’s responses to the Staff’s prior comments on the Rule 486(a) Amendment, as memorialized in a correspondence letter filed on July 21, 2020 (the “Initial Response Letter”).  The Staff Reviewer requested that the Fund’s responses to this follow-up comment be provided in writing via EDGAR correspondence.

The Staff’s comments, together with the Fund’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

1.	Comment: Please explain why the Fund’s Prospectus currently includes the Risk Factors.

Response: As disclosed in the Risk Factors, pursuant to Section 10(a)(3) of the 1933 Act, the Fund is required to update its Prospectus so that the financial statements and other information contained or incorporated by reference in the Prospectus is not more than sixteen months old. Although the Fund’s prospectus at all times referred investors to the Fund’s website to access the most recent audited financial statements, on certain occasions since the launch of the Fund in 2011, the Fund did not file a post-effective amendment to its registration statement in a timely manner containing an updated reference to the Fund’s most recently available financial statements, as required by Section 10(a)(3) of the 1933 Act.

Additionally, pursuant to Section 10(c) of the 1933 Act, the Fund is required to include in its Prospectus all information as the SEC may by rule or regulation require. Pursuant to Rule 3-18 of Regulation S-X, 17 C.F.R. § 210.3-18, the SEC requires a fund to incorporate by reference its interim unaudited financial statements into any filing made more than 245 days after the date of the fund’s audited financial statements. On December 17, 2018, the Fund filed a post-effective amendment that did not incorporate by reference the Fund’s unaudited financial statements even though that filing was made more than 245 days after the date of the Fund’s audited financial statements (i.e., March 31, 2018).

As a result, the Fund, in consultation with the Staff and the Fund’s prior counsel, believed that certain remedies might have been triggered, including a right of rescission under Section 12(a)(1) of the 1933 Act, for investors that purchased shares of the Fund during the periods when the Fund’s Prospectus did not properly incorporate by reference its audited or unaudited financial statements. Specifically, a shareholder who purchased shares during a relevant period and who held his or her shares may have been entitled to receive the consideration originally paid plus interest, less the amount of income received. A shareholder who purchased shares during a relevant period but who has sold those shares may have been entitled to receive the consideration originally paid plus interest, less the price at which the shareholder sold the securities, plus any income received on the security.

In 2019, the Fund’s prior counsel consulted with the Staff and determined to include the Risk Factors in the Prospectus.  The Risk Factors were included in an amendment to the Fund’s Registration Statement on Form N-2, filed pursuant to Rule 486(a) under the 1933 Act, which was declared effective by the SEC on August 9, 2019.

2.	Comment: Please identify what the Fund believes is the applicable statute of limitations and why the Fund believes the statute of limitations has run.

Response: As disclosed in the Risk Factors, the Fund identified August 1, 2018 through October 18, 2018, and February 16, 2019 through June 10, 2019, as the periods when shareholders may have had a right of rescission. Pursuant to Section 13 of the 1933 Act, the Fund believes that the statute of limitations for enforcement of federal statutory rescission rights by a shareholder under Section 12(a)(1) of the 1933 Act is “one year after the violation upon which it was based” -- in this case, one year commencing on the date of the sale of a security sold in violation of the federal registration requirements. Therefore, the Fund believes that the statute of limitations has run as of June 11, 2020.

3.	Comment: Please explain why the Fund plans to remove the Risk Factors in the Rule 486(b) Amendment.

Response:  It is the Fund’s understanding that shareholders would no longer be able to claim the right of rescission described in the Risk Factors due to the statute of limitations. As a result, the Fund believes that the Risk Factors are no longer material to shareholders. In addition, the Fund believes that the Risk Factors may be confusing to shareholders, as they describe a right that is no longer available.

4.
Comment: In connection with Comment 3 in the Initial Response Letter, the Staff reiterates that it is the current position of the Staff that, on a general basis and with certain exceptions, if a closed-end fund invests more than 15% of its assets in hedge funds and private equity issuers that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or Section 3(c)(7) under the 1940 Act, the Fund must restrict its investors to accredited investors and impose a minimum initial investment requirement of at least $25,000. The Staff notes the Fund’s response to this comment in the Initial Response Letter and requests that, in connection with the Staff’s current position on this matter, the Fund consider amending its Registration Statement to include the 15% limit.

Response:  In response to the Staff’s comment, the Fund will include disclosure in its 486(b) Amendment that states, “The Fund will invest no more than 15% of its assets in Private Funds or other entities that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (excluding, for the avoidance of doubt, entities that qualify as REITs or that would otherwise qualify for an exemption under Section 3(c)(5) of the Investment Company Act).” In connection with the addition of this disclosure, the Fund will remove the other limitations with which it agreed to voluntarily comply in connection with conversations with the Staff on this matter at the time of the Fund’s launch, as described in the Fund’s response to Comment 3 in the Initial Response Letter.

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If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:	Steve Andersen, Versus Capital Advisors LLC
David C. Sullivan, Ropes & Gray LLP